Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

UPDATE ON NON-BINDING LETTERS OF SUPPORT

IN RELATION TO

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

AND

(2) PROPOSED WITHDRAWAL OF LISTING OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

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Reference is made to the scheme document dated September 23, 2025 in relation to, among other things, the Proposal and the Scheme (the “Scheme Document”). Capitalized terms used herein shall have the same meanings as defined in the Scheme Document unless the context requires otherwise.

UPDATE ON NON-BINDING LETTERS OF SUPPORT

As disclosed in the Scheme Document, on May 15, 2025, the Offeror received a non-binding letter of support from M&G, in respect of 23,193,000 Shares represented by 773,100 ADSs (representing all the Shares held by M&G as of May 15, 2025), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme. On September 19, 2025, the Offeror received a non-binding letter of support from M&G, in respect of 26,412,000 Shares represented by 880,400 ADSs (representing all the Shares held by M&G as of September 19, 2025), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

As further disclosed in the Scheme Document, on June 20, 2025 and September 17, 2025 respectively, SVF executed non-binding letters of support in respect of 11,555,097 Shares (representing all the Shares held by SVF as of June 20, 2025 and September 17, 2025 respectively), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting which are necessary to implement the Proposal. The Offeror received the non-binding letters of support on June 21, 2025 and September 17, 2025 respectively.

On October 27, 2025, the Offeror received a non-binding letter of support from M&G in respect of 26,412,000 Shares represented by 880,400 ADSs (representing all the Shares held by M&G as of October 27, 2025). On October 23, 2025, the Offeror received a non-binding letter of support from SVF in respect of 11,555,097 Shares (representing all the Shares held by SVF as of October 22, 2025). SVF further undertakes not to deal in the relevant securities (as defined under the Takeovers Code) of the Company from October 22, 2025 until after the conclusion of the Court Meeting and the Extraordinary General Meeting on October 28, 2025 (the “SVF Undertaking”).

Therefore, based on the SVF Undertaking, immediately following the close of trading hours of the Stock Exchange on the date of this joint announcement, each of M&G and SVF is interested in 26,412,000 Shares represented by 880,400 ADSs (representing approximately 2.26% of the issued share capital of the Company and approximately 9.09% of the issued share capital of the Company held by the Disinterested Holders respectively as of the date of this joint announcement, and all the Shares held by M&G as of the date of this joint announcement) and 11,555,097 Shares (representing approximately 0.99% of the issued share capital of the Company and approximately 3.98% of the issued share capital of the Company held by the Disinterested Holders respectively as of the date of this joint announcement, and all the Shares held by SVF as of the date of this joint announcement), respectively. As of the date of this joint announcement, each of M&G and SVF intends to vote in favour of all resolutions which are necessary to implement the Proposal to be proposed at the Court Meeting and the Extraordinary General Meeting.

As of the date of this joint announcement, based on the SVF Undertaking: (a) the Scheme Shares subject to the non-binding letters of support in relation to the Proposal and the Scheme in total aggregate to 37,967,097 Scheme Shares; and (b) such 37,967,097 Scheme Shares in aggregate represent approximately 3.25% of the issued share capital of the Company and approximately 13.07% of the issued share capital of the Company held by the Disinterested Holders.

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WARNING: Despite the non-binding letters of support, M&G and SVF may still vote against the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

Further announcement(s) on the status and progress of the Proposal and the Scheme will be made in accordance with the Listing Rules and the Takeovers Code (as the case may be) as and when appropriate.

WARNING: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders and ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, October 27, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Kong Ping Albert, Mr. Jin Li, Mr. Wang Guangqian, Mr. Hong Xiaoyuan, Mr. Song Xianzhong and Mr. Chan Hiu Fung Nicholas.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

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As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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